UNITED STATES
SECURITIES AND EXCHANGE COMMISSION	SEC File Number 001-38033
Washington, D.C. 20549

FORM 12b-25	CUSIP Number 23355L106
NOTIFICATION OF LATE FILING

(Check One): [X]Form 10-K [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q [ ]Form N-CEN [ ]Form N-CSR

For Period Ended: March 31, 2019

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

DXC Technology Company
Full Name of Registrant

Not Applicable
Former Name if Applicable

1775 Tysons Boulevard
Address of Principal Executive Office (Street and Number)

Tysons, Virginia 22102
City, State and Zip Code:

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
DXC Technology Company (the "Company") requires additional time to file its Annual Report on Form 10-K for the year ended March 31, 2019 in order to complete certain processes necessitated by the application of tax reform legislation in the United States, which has been further complicated by the different tax and fiscal years the Company has had since April 2017 when the Company was formed. The Company is working to complete the Form 10-K as expeditiously as possible and expects to file the report within 15 days as permitted by the extension.

Forward Looking Statements
This notification of late filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this notification that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, the Company’s expectations that it will file the Form 10-K within the time period prescribed by Rule 12b-25. These forward-looking statements are based on management’s current expectations.

These statements represent current expectations and beliefs, and no assurance can be given that the results described in such statements will be achieved. Such statements are subject to numerous assumptions, risks, uncertainties and other factors that could cause actual results to differ materially from those described in such statements, many of which are outside of our control. For a written description of these factors, see the section titled “Risk Factors” in DXC's Annual Report on Form 10-K for the fiscal year ended March 31, 2018 and any updating information in our subsequent SEC filings. No assurance can be given that any goal or plan set forth in any forward-looking statement can or will be achieved, and readers are cautioned not to place undue reliance on such statements which speak only as of the date they are made. We do not undertake any obligation to update or release any revisions to any forward-looking statement or to report any events or circumstances after the date of this disclosure or to reflect the occurrence of unanticipated events except as required by law.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Neil A. Manna	(703)	245-4671
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [x] Yes [ ] No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [x] Yes [ ] No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
As previously disclosed in a Form 8-K filed on June 6, 2018 the Company completed the Spin-Off of its U.S. public sector business (Perspecta) on May 31, 2018. As a result, the Company presented, as an exhibit to that Form 8-K, pro forma financial information of DXC giving effect to such Spin-off, as required by Article 11 of Regulation S-X.
The Form 10-K, to be filed within 15 calendar days as permitted by the extension, will be the first annual report filed by the Company subsequent to such spin-off. As a result, the results of operations for fiscal year ending March 31, 2019 will reflect the changes resulting from the Spin-Off and Perspecta will be presented for all periods as Discontinued Operations. Such changes are unrelated to the delay in filing the Form 10-K.

DXC Technology Company
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 30, 2019	By:	/s/ Neil A. Manna
Neil A. Manna
Senior Vice President - Corporate Controller